UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

________________

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE OF 1934

For the fiscal year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from to

Commission file number 1-3950

A. Full title of the plan and the address of the plan:

Associates Savings and Profit-Sharing Plan
250 Carpenter Freeway, Irving, Texas 75062-2729

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Associates First Capital Corporation
250 East Carpenter Freeway, Irving, Texas 75062-2729

Associates Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 1999 and 1998 and

for the year ended December 31, 1999
with Report of Independent Auditors

Associates Savings and Profit-Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 1999 and 1998 and
for the year ended December 31, 1999

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes at End of Year	11
Signature	12
Exhibit - Consent of Independent Auditors	13

Report of Independent Auditors

Qualified Plan Committee
Associates First Capital Corporation

We have audited the accompanying statements of net assets available for benefits of the Associates Savings and Profit-Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

May 23, 2000
Dallas, Texas

Associates Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	1999	1998

Assets
Investments:
Interest bearing cash	$ 2,693,046	$ 983,683
Registered investment companies, at fair value	723,412,528	382,204,738
Common stock, at fair value	44,801,816	68,269,727
Participant loans	32,332,777	26,301,433
	803,240,167	477,759,581
Employer contributions receivable	23,316,739	22,268,129
Net assets available for benefits	$ 826,556,907	$ 500,027,710

See accompanying notes

Associates Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1999

Additions
Contributions:
Employer	$ 39,338,845
Participants	46,133,223
Dividends and interest income	45,524,332
Net appreciation in fair value of investments	54,617,390
Total additions	185,613,791

Deductions
Benefits paid to participants	109,798,994
Administrative expenses	84,750
Total deductions	109,883,744

Transfers from merged plans	250,799,150

Net increase	326,529,197

Net assets available for benefits at beginning of year	500,027,710
Net assets available for benefits at end of year	$ 826,556,907

See accompanying notes

Associates Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 1999

1. Description of the Plan

General

The Associates Savings and Profit-Sharing Plan (the "Plan") is a defined contribution plan intended to provide assistance in accumulating personal savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

During the first quarter of 1999, Associates First Capital Corporation (the "Associates" or the "Company") acquired the assets of and assumed the liabilities of Avco Financial Services, Inc. In addition, during the fourth quarter of 1998 the Company purchased Northland Company and SPS Transaction Services, Inc. ("SPS"). SPS Payment Systems, Inc. and Hurley State Bank, both wholly-owned subsidiaries of the Company, were also purchased during the fourth quarter of 1998. The assets of the respective defined contribution plans of these entities were transferred to the Plan during 1999.

The Plan is administered by a committee (the "Committee") appointed by the board of directors of the Company.

Fidelity Management Trust Company (the "Trustee") holds the Plan's assets in trust. The Company may, but is not required to, pay all Trustee fees and the majority of administrative expenses.

Eligibility and Contributions

Full-time employees of the Company over the age of 25 become participants in the Plan on their date of employment. Full-time employees under the age of 25 become participants in the Plan with regard to profit-sharing contributions on their first day of employment and become participants in the Plan with regard to other contributions (pre-tax, post-tax and matching) as of the earlier of completion of one year of "eligibility service" (as defined in the Plan) or attainment of age 25. Part-time employees become participants in the Plan with regard to Profit-sharing contributions as of the first day of the year in which they complete more than 1,000 hours of service (as defined in the Plan). Participants may elect to contribute a portion of their annual compensation on a pre-tax orpost-tax basis (or a combination of both) up to a maximum of 12% of their covered compensation (subject to limitations for highly compensated employees). The Company matches participants' contributions up to 6% of their covered compensation at the rate of 50%. In addition, the Company may make profit-sharing contributions to the Plan as the board of directors of the Company determines. For the year ended December 31, 1999, the discretionary profit-sharing contribution was $28,444,266; however, the Company utilized $5,127,527 in forfeitures to reduce their actual contribution.

Forfeitures

Forfeitures, which occur when a participant who is not fully vested terminates employment, are used to (1) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, subject to certain limitations and conditions, (2) pay the Company's matching contributions and discretionary profit-sharing contributions, (3) pay Plan expenses not paid by the Company, or (4) correct an error made in allocating amounts to participant accounts or resolve any claim filed under the Plan in accordance with the terms of the Plan. Total forfeitures as of December 31, 1999 and 1998 were $4,249,403 and $871,033, respectively.

Investment Programs

Participant and Company contributions are invested in accordance with the participant's election in one or more of several investment programs made available under the Plan.

The investment program options are the same for all contributions made to the Plan. Participants may change the composition of their investment program and their allocation percentage in each investment program at any time.

The investment program comprised primarily of Ford Motor Company common stock ("Ford Stock Fund") was frozen to new contributions or investments effective February 17, 1998, and was liquidated on December 31, 1999. Any participant investments remaining in the Ford Stock Fund on December 31, 1999 were moved automatically to the Fidelity Retirement Money Market Portfolio. Participants can then redirect these monies to another investment program.

Vesting

Participants are fully vested at all times in their pre-tax and post-tax elective contributions and in earnings on those contributions. Balances transferred from certain predecessor Plans and rollovers from other qualified Plans are typically also fully vested. Participants become vested in the Company's matching contributions made on their behalf, and in earnings thereon, at a rate of 20% for each year of service. Participants become 100% vested in the Company's discretionary profit sharing contributions after five years of service. Additionally, participants become 100% vested in the Company's matching and discretionary profit-sharing contributions made on their behalf, and in earnings thereon, when they meet the Plan's retirement requirements, become disabled and eligible for long-term disability benefits, die, or cease participation due to termination of the Plan.

Benefits

A participant's total account balance is paid to the participant in accordance with the terms of the Plan in either installments or a lump sum upon retirement or disability or in a lump sum upon termination of employment. If the participant's vested balance is greater than $5,000, the participant may elect to defer the distribution until the age of 65. Upon a participant's death while actively employed, the total account balance is paid to the participant's beneficiary in a lump sum. In lieu of receiving lump-sum payments, participants may directly rollover their vested account balances to other qualified Plans or individual retirement accounts.

Withdrawals

Pursuant to Plan provisions, participants may make withdrawals from their accounts prior to termination of employment, retirement, disability or death. In general, withdrawals are limited to the following options: 1) Subject to certain rules, participants may make a withdrawal of employee provided post-tax contributions proportionately from each fund. 2) Participants may make a withdrawal from pre-tax contributions (but not from the related earnings) prior to age 59 1/2 in the event of financial hardship (i.e., excess medical expenses, tuition payments, purchase of a primary residence, or imminent eviction or foreclosure). Proof of the financial hardship must be submitted to the Committee or its designee for approval. 3) Participants over the age 59 1/2 can make withdrawals from pre-tax and post-tax contributions subject to certain rules.

Loans to Participants

The Committee or its designee may authorize a loan or loans from the Plan to participants. Participant loans are limited to 50% of a participant's vested interest up to the maximum specified by a Plan formula; however, the minimum loan request is $500. Loans bear interest at prime plus 1%, payable in semi-monthly or weekly installments up to 60 months (except for loans used to purchase primary residences), and are collateralized by the participants' vested interest in the Plan. Loans for primary residence mortgages may be paid back over 25 years. Repayment of loan amounts, including interest, are payroll deducted and allocated to participant accounts consistent with investment elections.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's matching and profit sharing contributions, as applicable, and Plan earnings. Plan administrative expenses are paid primarily by the Company. Allocations are based on the participant's contributions to the Plan compensation, as defined in the Plan, or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan. Upon termination, the Company and the Committee will direct the Trustee to distribute the assets of the Plan to participants in accordance with the terms of the Plan. In the event of termination of the Plan, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

Investments in the Company's common stock are accounted for as of the trade date and are valued at quoted market prices. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at cost, which approximates fair value.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses. Realized gains and losses on the sale of securities are determined based on average costs of securities sold, while unrealized gains and losses are determined based on average cost of securities held at the end of the year.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, are as follows:
1999
(In thousands)

Fidelity Puritan Fund	$ 51,242
Fidelity Magellan Fund	152,260
Fidelity Retirement Money Market Portfolio	205,065
Associates Common Stock	44,802
Fidelity Growth and Income Portfolio	57,827
Fidelity Blue Chip Growth Regulated Fund	49,639
Fidelity Aggressive Growth Regulated Fund	113,534

1998
(In thousands)

Fidelity Puritan Fund	$ 52,495
Fidelity Magellan Fund	106,039
Fidelity Retirement Money Market Portfolio	90,411
Associates Common Stock	59,200
Fidelity Growth and Income Portfolio	33,520

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value for the year ended December 31, 1999, as follows:
Registered investment companies	$ 74,514,973
Common stocks	(19,897,583)
$ 54,617,390

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 23, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Associates Savings and Profit-Sharing Plan

Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes at the End of the Year

PN: 002

December 31, 1999

(a)	(b)Identity of Issuer, Borrower, Lessor, or Similar Party	(c)Description of Investment	(e)Current Value
			(In Thousands)

*	Fidelity Management Trust Company:	Interest bearing cash; 5.2%	$ 2,693

		Fidelity Puritan Fund; Registered Investment Company	51,242

		Fidelity Magellan Fund; Registered Investment Company	152,260

		Fidelity Intermediate Bond Fund; Registered Investment Company	17,440

		Fidelity Retirement Money Market Portfolio; Registered Investment Company	205,065

		Fidelity Asset Manager; Registered Investment Company	24,973

		Templeton Foreign Fund; Registered Investment Company	12,206

		Associates Common Stock	44,802

		Fidelity Growth & Income Portfolio; Registered Investment Company	57,827

		Fidelity Blue Chip Growth Regulated Fund; Registered Investment Company	49,639

		Fidelity Aggressive Growth Regulated Fund; Registered Investment Company	113,534

		Spartan U.S. Equity Index Portfolio; Registered Investment Company	39,226

*	Participants	Loans to participants with interest rates ranging from 6.96% to 11.00%	32,333
			$ 803,240

* Party-in-interest

Note: Column (d) is not required as all of the investment programs are participant-directed; however, participant loans have no cost basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company's Qualified Plan Committee, as Plan Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qualified Plan Committee,
As Plan Administrator of the

Associates Savings and Profit-Sharing Plan

_/s/ John W. Lee
By John W. Lee
Senior Vice President
of Compensation and Benefits

June 23, 2000